SYNERGY PHARMACEUTICALS INC.

420 LEXINGTON AVENUE, SUITE 1609

NEW YORK, NEW YORK 10170

December 6, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:          Synergy Pharmaceuticals Inc.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-184593

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Synergy Pharmaceuticals Inc. (the “Company”) respectfully requests that the effectiveness of the above captioned Registration Statement be accelerated so that it will become effective on Thursday, December 6, 2012, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

We hereby acknowledge that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Synergy Pharmaceuticals Inc.

By:	/s/ Gary S. Jacob
Name: Gary S. Jacob
Title: Chief Executive Officer